

Mail Stop 4720

June 30, 2016

Via E-mail
Daniel Meyers
Chief Executive Officer and
Chairman of the Board of Directors
The First Marblehead Corporation
One Cabot Road, Suite 200
Medford, MA 02155

> **Re: The First Marblehead Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 16, 2016**
> **File No. 001-31825**

Dear Mr. Meyers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please provide us with a detailed analysis addressing the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation that you, or other individuals or firms, may have to provide a Schedule 13E-3. In particular, your analysis should address whether FP Resources USA Inc. is an "affiliate" under Rule 13e-3(a)(1). Refer to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations Questions 102.01 and 201.05 for additional guidance. In addition, revise your disclosure to describe the negotiations of the Company Stockholder Agreement and the employment agreements for Mr. Meyers and Mr. Gelber. With respect to the employment agreements, revise your disclosure on pages 57-59 to describe any differences between the new agreements and the existing employment agreements or compensation arrangements for Mr. Meyers and Mr. Gelber.

Background of the Merger, page 30

2. Refer to the entry for January 20 on pages 31-32. Please revise your disclosure to describe the "disclosure considerations" discussed with WilmerHale in light of Mr. Risley's level of beneficial ownership.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Suzanne Murray, Esq.
       Joseph B. Conahan, Esq.